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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Amendment No. 2
                                       to
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                            PREDICTIVE SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                      n/a*
                      (CUSIP Number of Class of Securities)

                                Andrew Zimmerman
                             Chief Executive Officer
                            Predictive Systems, Inc.
                         19 West 44th Street, 9th Floor
                            New York, New York 10036
                                 (212) 659-3400

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                            Alexander D. Lynch, Esq.
                               Adam M. Dinow, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                         12 East 49th Street, 30th Floor
                            New York, New York 10017
                                 (212) 999-5800

                            CALCULATION OF FILING FEE
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                             Transaction Valuation+       Amount of Filing Fee
--------------------------------------------------------------------------------
 $694,313................................................       $139.00**
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  + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,626,701 shares of common stock of Predictive Systems, Inc. having an aggregate value of $694,313 as of September 17, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
**  Previously paid.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $139.00
                      Form or Registration No.: Schedule TO
                     Filing Party: Predictive Systems, Inc.
                         Date Filed: September 19, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 74036w102.
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                             INTRODUCTORY STATEMENT

         This Amendment No. 2 ("Amendment No. 2") to the Tender Offer Statement on Schedule TO filed by Predictive Systems, Inc. (the "Company") with the Securities and Exchange Commission on September 19, 2002, and amended on October 10, 2002 (the "Schedule TO"), is the final amendment relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock, as set forth in the Schedule TO, held by eligible employees of the Company for new options to purchase shares of the Company's common stock (the "Offer to Exchange"). This Amendment No. 2 reports the results of the Offer to Exchange that occurred pursuant to the terms and subject to the conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1) to the Schedule TO, (2) the Election Form filed as Exhibit (a)(2) to the Schedule TO, (3) the Election Form for Individuals Subject to Tax in the Netherlands filed as Exhibit (a)(3) to the Schedule TO, (4) the Memorandum from Chief Executive Officer to Employees dated September 19, 2002 filed as Exhibit (a)(4) to the Schedule TO, and (5) the Notice to Withdraw from the Offer filed as Exhibit (a)(5) to the Schedule TO. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents."

         The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO. Except as amended hereby, all of the terms of the Offer to Exchange remain unchanged.

         This Amendment No. 2 amends Item 4 of the Schedule TO as follows:

Item 4.  Terms of the Transaction.

         The Offer to Exchange, including all withdrawal rights, expired at midnight, Eastern Time, on Thursday, October 17, 2002. Pursuant to the terms and conditions of the Offer to Exchange, a total of 193 eligible optionees participated in the option exchange program. We have accepted for cancellation options to purchase 4,085,860 shares of our common stock. Subject to the terms and conditions of the Offer to Exchange, we have granted new options to purchase 3,089,424 shares of our common stock, with an exercise price of $0.22 per share, effective as of October 18, 2002 in exchange for the options tendered and accepted pursuant to the Offer to Exchange.

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                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                         PREDICTIVE SYSTEMS, INC.



                                         By:  /s/ ANDREW ZIMMERMAN
                                              ----------------------------------
                                              Andrew Zimmerman
                                              Chief Executive Officer

Date: October 25, 2002